UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    June 6, 2014

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

Securities Code 8316

June 6, 2014

To Shareholders with Voting Rights

Koichi Miyata President Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF CONVOCATION OF

THE 12th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 12th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”), which will be held on Friday, June 27, 2014, at 10:00 a.m. at the Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo.

If you are unable to attend the meeting, you can exercise your voting rights by mail or via the Internet. Please review the “Reference Documents for the General Meeting of Shareholders” and exercise your voting rights by following the instructions on page 2.

Agenda of the Meeting:

Matters to be reported:	1.

Business Report, Consolidated Financial Statements for the 12th Fiscal Year (from April 1, 2013 to March 31, 2014) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

	2.	Non-Consolidated Financial Statements for the 12th Fiscal Year (from April 1, 2013 to March 31, 2014)
Proposals to be resolved:
Proposal No. 1:	Appropriation of Surplus
Proposal No. 2:	Election of Five Directors
Proposal No. 3:	Election of One Corporate Auditor

The Business Report, Consolidated Financial Statements, Non-Consolidated Financial Statements, official copies of the Accounting Auditor’s reports and the Board of Corporate Auditors’ report to be provided to shareholders upon notice of the Ordinary General Meeting of Shareholders are as stated in the attached “Business Report for the 12th Fiscal Year.”

The notes to the Consolidated Financial Statements and the Non-Consolidated Financial Statements are available on the Company’s website on the Internet (http://www.smfg.co.jp) in accordance with laws, regulations, and Article 25 of the Articles of Incorporation, and are therefore not included in “Business Report for the 12th Fiscal Year.”

The Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 12th Fiscal Year” are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Accounting Auditor for the purpose of the Independent Auditors’ Report, as well as audit by the Corporate Auditors for the purpose of the Audit Report, respectively.

Those attending in person are requested to present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

If the Reference Documents for the General Meeting of Shareholders, Business Report, Consolidated Financial Statements, and Non-Consolidated Financial Statements are amended, the amended items will be announced on the Company’s website on the Internet (http://www.smfg.co.jp).

[Guidance on the Exercise of Voting Rights by Post or via the Internet]

1.	Exercise of Voting Rights by Post

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return by post so that it will be delivered to our share register agent no later than 5:10 p.m. on Thursday, June 26, 2014.

Please use the enclosed registration security sticker.

2.	Exercise of Voting Rights via the Internet
(1)

Please access the voting website (http://www.web54.net) managed by our share register agent by means of personal computer or mobile phone, etc., using the login ID and temporary password printed on the enclosed Voting Rights Exercise Form. Please indicate your approval or disapproval for each proposal no later than 5:10 p.m. on Thursday, June 26, 2014, following the instructions on the screen.

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.
(2)	If you vote more than once via the Internet, your last vote will be treated as effective.
(3)	If you vote both by post and the Internet, your vote by Internet will be treated as effective.
(4)	Any access fees to internet service providers, communications fees to communications carriers and other fees for use of the website for voting shall be borne by shareholders.

Inquiries regarding Exercise of Voting Rights via the Internet:

Sumitomo Mitsui Trust Bank, Limited

Stock Transfer Agency Business Planning Department

Web Support

Phone: 0120-652-031 (toll free within Japan)

Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

NOTE: The above voting website is available in Japanese only.

[The Electronic Voting Platform for Institutional Investors]

The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Proposal No. 1:     Appropriation of Surplus

In terms of a comprehensive view of the business results for the fiscal year, as it is necessary to continuously consider the accumulation of internal reserves of total Group companies based on the economic and financial climates forecasted for the future, we propose the distribution of a dividend at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1)	Dividend type

Cash

(2)	Allocation of dividend and aggregate amount to be distributed

Common stock ¥65 per share Total ¥91,656,163,300

As we have already paid an interim dividend of ¥55 per share of Common Stock, the annualized dividend will be ¥120 per share, the same amount as in the preceding fiscal year.

(3)	Effective date of distribution of surplus

June 27, 2014

Proposal No. 2:    Election of Five Directors

Mr. Manabu Narita has already resigned from his post as Director, and the terms of office of three Directors, Messrs. Koichi Miyata, Nobuaki Kurumatani and Yoshinori Yokoyama, will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following five Directors is proposed.

The candidates to serve as Directors are as follows.

No.	Name (Date of birth)	Career summary, position, responsibility and significant concurrent positions		Type and number of shares of the Company held
		April 1976 June 2003	Joined Mitsui Bank Executive Officer of Sumitomo Mitsui Banking Corporation (“SMBC”)
1	Koichi Miyata (November 16, 1953)	October 2006 April 2009 April 2010 June 2010 April 2011

Managing Executive Officer of SMBC

Director and Senior Managing Executive Officer of SMBC

Senior Managing Executive Officer of the Company

Director of the Company

Director and President of the Company (to present)

Director of SMBC (to present)

11,300 (Common stock)
Significant concurrent positions:
Director of SMBC
2	Nobuaki Kurumatani (December 23, 1957)	April 1980	Joined Mitsui Bank
		April 2007	General Manager of Corporate Planning Department of the Company Executive Officer of SMBC
		January 2010 April 2012 June 2012 April 2013	Managing Executive Officer of SMBC Managing Executive Officer of the Company Director of the Company (to present) Director and Senior Managing Executive Officer of SMBC (to present)	8,300 (Common stock)
Responsibility:
Officer in charge of Public Relations Department, Corporate Planning Department, and Financial Accounting Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC
3	Atsuhiko Inoue (July 3, 1957)	April 1981 April 2008 April 2011 April 2014

Joined Sumitomo Bank

Executive Officer of SMBC

Managing Executive Officer of SMBC

Senior Managing Executive Officer of the Company (to present)

Director and Senior Managing Executive Officer of SMBC (to present)

6,000 (Common stock)
Responsibility:
Officer in charge of Audit Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC

No.	Name (Date of birth)	Career summary, position, responsibility and significant concurrent positions		Type and number of shares of the Company held
4	Jun Ohta (February 12, 1958)	April 1982	Joined Sumitomo Bank	5,000 (Common stock)
		April 2009	Executive Officer of SMBC
		May 2009	General Manager of Investment Banking Planning Department of the Company
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Responsibility:
Officer in charge of Subsidiaries & Affiliates
Department and Transaction Business Planning
Department
Significant concurrent positions:
Senior Managing Executive Officer of SMBC
5	Yoshinori Yokoyama (September 16, 1942)	April 1966	Joined Mayekawa Kunio Associates, Architects & Engineers	0 (Common stock)
		September 1973	Joined Davis Brody & Associates
		September 1975	Joined McKinsey & Company, Inc.
		July 1987	Director (Senior Partner) of McKinsey & Company, Inc.
		June 2002	Retired from McKinsey & Company, Inc.
		June 2002	Director of ORIX CORPORATION
		April 2003	Corporate Auditor of Industrial Revitalization
Corporation of Japan
		June 2006	Director of the Company (to present)
Director of SMBC (to present)
Significant concurrent positions:
Director of SMBC
Notes:	1.	Mr. Koichi Miyata is scheduled to assume the office of Director of SONY CORPORATION on June 19, 2014.
2.	Mr. Yoshinori Yokoyama is a candidate to serve as an Outside Director.
(1)	Mr. Yoshinori Yokoyama has deep knowledge on corporate management. We have therefore judged that he will be appropriate as an Outside Director of the Company, and propose that he be elected.
(2)	Mr. Yoshinori Yokoyama has served as a Director of the Company for a period of seven years and eleven months since June 2006.
(3)

The Company entered an agreement with Mr. Yoshinori Yokoyama pursuant to Paragraph 1 of Article 427 of the Companies Act (referred to as the “Act”) to limit his liability under Paragraph 1 of Article 423 of the Act. The maximum amount of liability for damages under this liability limitation agreement is ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher.

(4)

The Company has designated Mr. Yoshinori Yokoyama as Independent Directors/Auditors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Proposal No. 3:    Election of One Corporate Auditor

Corporate Auditor Mr. Yoji Yamaguchi will resign at the conclusion of the meeting. Accordingly, on this occasion, the election of the following one Corporate Auditor is proposed.

The candidate to serve as Corporate Auditor is as follows.

It should be noted that the Board of Corporate Auditors has already given its consent to this candidate.

Name (Date of birth)	Career summary		Type and number of shares of the Company held
Kazuhiko Nakao (July 1, 1959)	April 1982	Joined Taiyo Kobe Bank	800 (Common stock)
	April 2007	General Manager of Kobe Corporate Business Office III of SMBC
	April 2010	General Manager of Himeji Corporate Business Office of SMBC
	April 2011	Senior General Manager of Himeji Corporate Business Office of SMBC
	April 2012	Deputy Manager of General Affairs Department of the Company
Senior General Manager of Administrative Services Department of SMBC
	April 2014	Senior General Manager of Head Office of SMBC (to present)